One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 275 8374 Fax www.dechert.com

STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 8, 2021

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Ms. DiAngelo Fettig:

This letter responds to a supplemental comment you provided telephonically to me on Thursday, August 19, 2021, with respect to your review pursuant to the Sarbanes Oxley Act of 2002 of the annual report filed on Form N-CSR and certain other filings for the series of the Registrant (each, a “Fund”), relating to the fiscal year ended December 31, 2020. The Registrant previously responded to comments in a response letter dated August 6, 2021 (the “Prior Letter”).

We have reproduced your comment below, followed by the Registrant’s response.

1.

Comment:       With respect to the Registrant’s response to Comment 8 in the Prior Letter, please note that the Staff considers subadvisory fees to be fees payable by a fund, as indicated by a Commission statement in Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22. Accordingly, please disclose the fee rates paid to each subadviser in the Funds’ statement of additional information in accordance with Item 19(a)(3) of Form N-1A.

Response:       For the reasons discussed in the Prior Letter, the Registrant does not believe that disclosure of the fee rates payable to the subadvisers is required under Form N-1A. Moreover, the Registrant notes that it discloses the actual dollar amounts paid to each subadviser in the Funds’ statement of additional information in accordance with Item 19(a)(3)(i).    However, the Registrant acknowledges receipt of the Staff’s comment.

*        *        *

Christina DiAngelo Fettig Page 2

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:        Jason K. Mitchell, Clearwater Investment Trust